[Monster Letterhead]

September 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Washington, D.C. 20549-3628

Attn:	Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

Re:	Monster Worldwide, Inc.

Schedule 14D-9

Filed September 6, 2016

File No. 005-49641

Dear Mr. Hindin:

Monster Worldwide, Inc. (the “Company”) confirms receipt of the letter dated September 14, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Schedule 14D-9. In response to the Staff’s comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MONSTER WORLDWIDE, INC.

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Executive Vice President, General Counsel and Secretary

cc:	Martin Nussbaum, Dechert LLP
Derek M. Winokur, Dechert LLP